B 3/5/03

03012644

SECURIT... ...MISSION
Washington, D.C. 20549

SEC MAIL RECEIVED MAR - 3 2003 PROCESSING SECTION 181 ...D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers & Investors Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Minnesota Avenue
(No. and Street)

Kansas City (City) — Kansas (State) — 66101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Maher — (913) 621-8442 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zieha, J. E.
(Name – *if individual, state last, first, middle name*)

2301 West 70th Street (Address) — Shawnee Mission (City) — Kansas (State) — 66208 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Jim Maher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers & Investors, Co., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

president

Title

Notary Public

SHIRLEY J BETHEL

SHIRLEY J. BETHEL
Jackson County
My Commission Expires
October 22, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANKERS & INVESTORS CO.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2002

CONTENTS

Page

FACING PAGE 3

INDEPENDENT AUDITOR'S REPORT 5

FINANCIAL STATEMENTS

Statement of Financial Condition 6

Statement of Income 8

Statement of Changes in Stockholder's Equity 9

Statement of Changes in Liabilities Subordinated to Claims of General Creditors 10

Statement of Cash Flows 11

Notes to Financial Statements 12

SUPPLEMENTARY INFORMATION

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 14

Schedule II - Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 15

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL 17

J. E. ZIEHA, CPA
2301 West 70th Street
Shawnee Mission, Kansas 66208
(913) 432-3336
(913) 432-9992 (fax)

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Bankers & Investors Co.

We have audited the accompanying balance sheet of **Bankers & Investors Co**., as of December 31, 2002, and the related statements of income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of basic net capital requirements, computation of aggregate indebtedness, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of **Bankers & Investors Co**. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

J. E. Zieha, CPA

February 26, 2003

BANKERS & INVESTORS CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$170,245
Commissions receivable	21,635
Other Receivables	2,481
Prepaid commissions	2,692
Accrued interest	867
Total Current Assets	197,920
PROPERTY, PLANT AND EQUIPMENT	
Office furniture and equipment	7,322
Less accumulated depreciation	4,253
Net Property, Plant and Equipment	3,069
OTHER ASSETS	
Long-term marketable securities, at market (cost, $12,400)	12,400
Funds held in escrow for broker or dealer	25,000
Total Other Assets	37,400
	$ 238,389

The accompanying notes are an integral part of these statements.

BANKERS & INVESTORS CO.

STATEMENT OF FINANCIAL CONDITION – CONTINUED

DECEMBER 31, 2002

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 99,480
Total Liabilities	99,480
STOCKHOLDER'S EQUITY	
Common stock, no par value	
Authorized, issued and outstanding - 1000 shares	32,131
Additional paid-in capital	56,100
Retained earnings	50,678
Total Stockholder's Equity	138,909
	$ 238,389

The accompanying notes are an integral part of these statements.

BANKERS & INVESTORS CO.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commission income	838,170
Interest	12,956
Other	3,079
	854,205
EXPENSES	
Operating and administrative	868,449
Depreciation	2,183
Interest	15
	870,647
Loss before income taxes	16,442
INCOME TAXES BENEFIT	6,185
Net Loss	$ 10,257

The accompanying notes are an integral part of these statements.

BANKERS & INVESTORS CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common Shares Issued and Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2001	1,000	$ 32,131	$ 6,100	$ 62,654	$ 100,885
Additional Paid In Capital			50,000		50,000
Prior period adjustment (Note 4)				(1,719)	(1,719)
Net income	-	-	-	(10,257)	(10,257)
Balances at December 31, 2002	1,000	$ 32,131	$ 56,100	$ 50,678	$ 138,909

The accompanying notes are an integral part of these statements.

BANKERS & INVESTORS CO.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2002

There were no liabilities subordinated to the claims of creditors at the beginning or end of the year or at any time during the year.

The accompanying notes are an integral part of these statements.

BANKERS & INVESTORS CO.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (10,257)
Adjustments to reconcile net income to	
net cash provided (used) by operating activities:	
Depreciation	2,183
Change in current assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	1,325
Other receivables	(2,481)
Accrued interest	477
Prepaid expenses	1,983
Increase (decrease) in:	
Accounts payable	5,899
Accrued income tax	(7,309)
Net cash used by operating activities	(8,180)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(5,253)
Net cash used by investing activities	(5,253)
CASH FLOW FROM FINANCING ACTIVITIES	
Paid in capital	50,000
Net cash provided by financing activities	50,000
Net increase in cash	36,567
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	133,678
CASH AND CASH EQUIVALENTS, END OF YEAR	$170,245

The accompanying notes are an integral part of these statements.

BANKERS & INVESTORS CO.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

A. Description of Business

Bankers & Investors Co. (Company) is a full service securities broker providing investment advisory and other related services. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor. The Company is a subsidiary of Valley View Bancshares, Inc.

B. Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

C. Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

D. Property and Equipment

Equipment is carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective assets are charged against earnings in the current period.

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives of 5 to 7 years using accelerated recovery methods.

E. Income Taxes

The Company files a consolidated income tax return with its Parent. The Company has an agreement with the Parent in which the Company will recognize a proportionate share of income taxes based on the Company's income and expenses.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

F. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2002, the Company had net capital of $119,097, which was $112,465 in excess of its required net capital.

NOTE 3 - MATERIAL INADEQUACIES

None noted.

NOTE 4 – PRIOR PERIOD ADJUSTMENT

The Company filed an amended tax return for the year ended December 31, 2001, consolidating a portion of the year with the Parent Company. The result was an increase of $1,719 in the tax expense for the year ended December 31, 2001.

NOTE 5 – RELATED PARTIES

The Company's Parent pays occupancy costs of the Company. The Company paid its Parent $245,778 in networking agreement fees for the year ended December 31, 2002 for these costs.

The Company also files a consolidated income tax return with the Parent (Note 1). The Company agrees to pay to the Parent an amount equal to its income tax liability. No money is owed to the Parent for the year ended December 31, 2002.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2002

Schedule I

BANKERS & INVESTORS CO.

**COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2002

NET CAPITAL	
Total stockholder's equity	$ 138,909
Ownership equity not allowable for net capital:	
Other assets	4,878
	134,031
Haircuts on investments	14,934
Net capital	$ 119,097
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness	$ 99,480
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 6,632
Excess of net capital	$112,465
Ratio: Aggregate indebtedness to net capital	.84 to 1

Schedule I - continued

BANKERS & INVESTORS CO.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part IIA of Focus Report as of December 31, 2002)

Total ownership equity qualified for net capital per December 31, 2002, Part II A	$ 139,143
Decrease in other receivables	(234)
Total ownership equity qualified for net capital per December 31, 2002, audit report	$ 138,909
Non-allowable assets per December 31, 2002 Part II A	$ 4,878
Non-allowable assets per December 31, 2002 audit report	$ 4,878
Net capital, as reported in Company's Part IIA	$ 119,331
Decrease in ownership equity qualified for net capital Per December 31, 2002 audit report	(234)
Net capital per December 31, 2002 audit report	$ 119,097

Schedule II

BANKERS & INVESTORS CO.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

J. E. ZIEHA, CPA
2301 West 70th Street
Shawnee Mission, Kansas 66208
(913) 432-3336
(913) 432-9992 (fax)

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Bankers & Investors Co.

In planning and performing our audit of the financial statements of **Bankers & Investors Co.** for the year ended December 31, 2002, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT
(continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

D. E. Zielan, CPA

February 26, 2003